

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

<u>Via E-mail</u>
Eugene Estep
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma, 74801

> **Re: EC Development, Inc. (f/k/a eNucleus, Inc.)**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 6, 2012**
> **Form 10-Q for the Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-14039**

Dear Mr. Estep:

We issued comments on the above captioned filings on March 13, 2013. On November 18, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Megan Akst, Staff Accountant at 202-551-3407 if you have any questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief